SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                               MEMTEC LIMITED
                              ----------------
                              (Name of Issuer)


                  American Depositary Shares representing
               Ordinary Shares, par value AUS$2.50 per share
               ---------------------------------------------
                       (Title of Class of Securities)


                                  586265308
                               --------------
                               (CUSIP Number)


                              Damian Georgino
                      United States Filter Corporation
                              40-004 Cook Street
                        Palm Desert, California  92211
                                (760) 340-0098
             -------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              with a copy to:

                        Rodrigo A. Guerra, Jr., Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                    Los Angeles, California  90071-3144
                               (213) 687-5000


                              September 17, 1997
          -------------------------------------------------------
          (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
                                                     (   )




     CUSIP No. 586265308           13D
     ------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          United States Filter Corporation
     ------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  (  )
                                                  (b)  (  )
     ------------------------------------------------------------------
     (3)  SEC USE ONLY

     ------------------------------------------------------------------
     (4)  SOURCE OF FUNDS*

          WC
     ------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                  (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
     ------------------------------------------------------------------
                                       : (7)  SOLE VOTING POWER
                                       :      534,600
                                       :-------------------------------
      NUMBER OF SHARES BENEFICIALLY    : (8)  SHARED VOTING POWER
      OWNED BY EACH REPORTING          :      -0-
      PERSON WITH                      :-------------------------------
                                       : (9)  SOLE DISPOSITIVE POWER
                                       :      534,600
                                       :-------------------------------
                                       :(10)  SHARED DISPOSITIVE POWER
                                       :      -0-
                                       :-------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          534,600
     ------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*
                                                    (  )
     ------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.2%
     ------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*
          CO
     ------------------------------------------------------------------



     ITEM 1.   SECURITY AND ISSUER

               This Statement on Schedule 13D (the "Schedule 13D") relates to ordinary shares, par value AUS $2.50 (the "Shares"), represented by American Depositary Shares ("ADSs"), of Memtec Limited, a corporation incorporated under the laws of New South Wales, Australia (the "Company"). The principal executive offices of the Company are located at Level 7, 5 Elizabeth Street, Sydney, New South Wales, 2000, Australia.

     ITEM 2.   IDENTITY AND BACKGROUND

               (a)-(d) The name and business address of the person filing this statement is:

               United States Filter Corporation
               40-004 Cook Street
               Palm Desert, California  92211

               United States Filter Corporation (the "Reporting Person" or "Parent") is a global provider of industrial and municipal water and wastewater treatment systems, products and services, with significant operations in Europe, Asia, Latin America and the Middle East. The Reporting Person is also a provider of service deionization and outsourced water services, including the operation of water and wastewater treatment systems at customer sites. In addition, the Reporting Person sells, installs and services a wide range of water treatment and water-related products and services for the residential and consumer markets.

               Information relating to the directors and executive officers of the Reporting Person is contained in Appendix A attached hereto and incorporated herein by reference.

               (e) and (f) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Appendix A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The aggregate amount of funds required by the Reporting Person to purchase the 534,600 ADSs acquired by it was $11,230,992.79 (exclusive of brokerage commissions). The funds used to purchase such ADSs were obtained from the Reporting
     Person's working capital.

     ITEM 4.   PURPOSE OF TRANSACTION

               On September 17, 1997, the Reporting Person announced that it intends to make an offer to purchase (the "Offer"), through USFC Acquisition Inc., its wholly owned subsidiary (the "Purchaser"), all outstanding Shares, including ADSs (collectively, the "Securities"). The purpose of the Offer is to acquire control of, and if sufficient Securities are acquired, ultimately to acquire all outstanding Securities in the Company. If the Purchaser acquires 90% or more of the outstanding Securities in the Offer, it is the Purchaser's present intention to compulsorily acquire, upon the terms applicable under the Offer immediately prior to its expiration date and in accordance with the Australian Corporation Law (the "Corporation Law"), all shares of holders that have not accepted the Offer.

               Additionally, Purchaser will be seeking relief from the Australian Securities Commission (the "ASC") after the close of the Offer period pursuant to the ASC's Policy Statement 126 to permit compulsory acquisition at a later date of Shares issued following exercise by employees of their options for Securities (the Options ), assuming the conditions necessary for compulsory acquisition are satisfied under the Offer.

               If under the Offer and the operation of the compulsory acquisition provisions of the Corporations Law, the Purchaser obtains ownership of all the issued Shares (including those Shares represented by ADSs), Purchaser presently intends to do the following:

               (a) Purchaser will in the ordinary course of its management, review the activities, assets and labor force of the Company to evaluate performance, profitability and prospects in the light of the information when available to it. This operational review will focus on identifying opportunities to improve productivity and competitiveness.

               (b) Subject to the operational review referred to in paragraph (a), Purchaser presently intends to:

                    (i)     continue the business of the Company;

                    (ii) remove all of the Board of Directors of the Company and seek the appointment of nominees of Purchaser;

                    (iii) continue to operate the existing Company businesses and integrate them into the group of which Parent is the holding company (the "Parent Group");

                    (iv) achieve synergies by the elimination of any duplication arising as a result of the acquisition of the Company in areas such as head office functions;

                    (v) combine Parent Group's and the Company's technical and managerial skills and resources for the benefit of their combined businesses;

                    (vi) review the capital funding requirements of the Company with a view to utilizing the larger balance sheet of the Parent Group and more favorable financing terms which Purchaser expects would be available to the Parent Group;

                    (vii) have the Company removed from official listing on the Australian Stock Exchange (the "ASX") and the New York Stock
                            Exchange (the "NYSE"); and

                    (viii) terminate the registration of the Shares and ADSs under the Securities Exchange Act of 1934 (the "Exchange Act")

               (c) If the steps referred to in the preceding paragraph (b) are implemented, some head office employees of the Company may be redundant, particularly as a result of achieving synergies by the elimination of any duplication in respect of certain public company reporting functions.

               Apart from the matters listed above, Purchaser does not presently intend to make other changes to the Company, the Company's business (including deployment of fixed assets) or the Company's employees.

               If at the close of the Offer, the Purchaser and its affiliates are entitled to more than 50 per cent but not all of the issued Shares (including those Shares represented by ADSs) on a fully diluted basis, Purchaser presently intends to do the following, subject to the Company's Articles of Association and applicable laws and regulations:

               (a)  conduct a review of the kind detailed in clause
                    (a) above;

               (b) subject to that review, attempt to procure that the Board of Directors of the Company:

                    (i)   seeks the appointment of nominees of
                          Purchaser to the Board of Directors of the Company in such a proportion as at least equates to Purchaser's shareholding interest in the Company;

                    (ii) continues to operate the businesses of the Company and not make any major changes to the businesses of the Company or make any redeployment of the fixed assets of the Company;

                    (iii) coordinate the Parent Group's and the
                          Company's technical and managerial
                          resources for the benefit of their combined businesses, the provision of such resources by one to the other will be on arm's length terms;

                    (iv) when and to the extent permitted by the ASX and the NYSE (as the case may be), seek to have the Company removed from official quotation on the ASX and the NYSE; and

                    (v)   when and to the extent permitted by the
                          Exchange Act, seek to terminate the
                          registration of the Shares and ADSs under the Exchange Act.

               (c) If the steps referred to in the immediately preceding paragraph (b) are implemented, some head office employees of the Company may be redundant, particularly as a result of achieving synergies by the elimination of the duplication in respect of certain head office functions. However, it is likely that there will be fewer redundancies than if the Company becomes a wholly owned subsidiary of Purchaser since it will not be possible to eliminate to the same extent duplication in relation to, for example, certain public company reporting functions.

               Apart from the matters listed above, Purchaser does not presently intend to make other changes to the Company, the Company's business (including deployment of fixed assets) or the Company employees.

               The intentions of Purchaser referred to above have been formed with reference to publicly available information but without the benefit of any detailed review of the Company's businesses. In particular, the Purchaser has not had access to all of the instruments and agreements under which the Company has financed its operations or engaged in business ventures with other parties. For example, Purchaser has not had access to all the terms of the Company's debt finance programs. It may be that one of the consequences of the Offer being successful is that the Company is in default or cross default of those instruments and agreements, or that rights are brought into existence allowing other parties to make claims against the Company. Furthermore, if the Offer is successful, those programs may entitle another party immediately to demand or accelerate payment of the debt.

               Following the implementation of the operational review described above, it will be a matter for the Board of Directors of the Company to determine the extent to which the steps referred to above are to be implemented (if at all). The Board of Directors of the Company may only implement the steps in accordance with all applicable, legal, regulatory, Securities and Exchange Commission (the "SEC"), ASC, ASX and NYSE requirements and their fiduciary and statutory obligations generally.

               Except as indicated elsewhere herein, neither Parent nor the Purchaser has any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, any material change in the Company's capitalization or dividend policy, or any other material change in the Company's corporate structure or business, or the composition of the Board or management.

               The purchase of Securities pursuant to the Offer will reduce the number of Securities that might otherwise trade publicly and could reduce the number of holders of Securities, which could adversely affect the liquidity and market value of the remaining Securities held by the public.

               According to the NYSE'S published guidelines, the NYSE would consider delisting the ADSs if, among other things, the number of holders of ADSs should fall below 400 or 1,200 and the average monthly trading volume is less than 100,000 securities for the most recent 12 months, the number of publicly held ADSs (exclusive of holdings of officers and directors of the Company and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000 or the aggregate market value of the publicly held ADSs should fall below $8,000,000.

               The Shares are listed on the ASX. According to the ASX rules governing admission to the official list, a company must have at least 500 holders of securities, each holding a parcel having a value of at least AUS$2,000. If those thresholds are not met, the ASX could consider delisting the Shares.

               If the NYSE and the ASX were to delist the ADSs and the Shares respectively, the market therefor could be adversely affected. It is possible that the ADSs and the Shares would be traded on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges, or through the Nasdaq National Market or other sources. The extent of the public market for such and the availability of such quotations would depend, however, upon such factors as the number of holders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Securities on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. The Purchaser cannot predict whether the reduction in the number of Securities that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, Securities.

               The ADSs are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the ADSs. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the ADSs might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event such ADSs could no longer be used as collateral for loans made by brokers.

               The Shares and ADSs are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the ADSs are not listed on a national securities exchange or quoted on the NYSE and there are fewer than 300 record holders of the ADSs. The termination of registration of the Shares and ADSs under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and ADSs and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares and ADSs under the Exchange Act were terminated, the ADSs would no longer be "margin securities" or be eligible for NYSE reporting. The Purchaser intends to seek to cause the Company to make an application for termination of registration of the Shares and ADSs under the Exchange Act as soon after consummation of the Offer as the requirements for termination of the registration of the Shares and ADSs are met.

               If the Company is no longer listed on ASX, the reporting and filing requirements of ASX will no longer need to be complied with. For example, the Company would not be required to comply with the requirements for continuous disclosure of all material information which a reasonable person would expect to have a material effect on the price or value of the Shares. Furthermore, transactions which require shareholder approval under the ASX Listing Rules would no longer require those approvals.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) The Reporting Person is the beneficial owner of 534,600 Shares represented by ADSs, or approximately 5.2% of the Shares outstanding.

               (b) The Reporting Person has sole voting and dispositive power with respect to the 534,600 Shares represented by ADSs beneficially owned by it.

               (c) The Reporting Person effected the following open market purchases of ADSs during the past 60 days (except where off market transaction is indicated):

                            Amount of
          Date of           Securities         Price
          Transaction       Involved           per Share(1)
          -----------       ----------         ------------
          8/19/97             6,000            $19.75
          8/19/97             6,500             19.625
          8/19/97             7,500             19.5625
          8/20/97             5,000             20.375
          8/20/97             5,000             20.4375
          8/20/97            15,000             20.50
          8/21/97            18,500             20.50
          8/22/97            30,000             20.4375
          8/22/97            35,000             20.625
          8/25/97            50,000             20.50
          8/25/97             5,000             20.00
          8/25/97           155,000             20.375
          8/26/97             5,000             20.0625
          8/27/97            50,000             20.375
          9/2/97             10,000             20.00
          9/2/97             15,000             20.125
          9/4/97             10,000             21.0625
          9/4/97             15,000             21.125
          9/12/97(2)         10,200             27.17
          9/12/97(3)          5,000             20.38
          9/12/97(4)          5,000             19.75
          9/15/97            10,000             23.5625
          9/15/97            10,000             23.625
          9/16/97            16,300             24.00
          9/17/97            10,000             23.876
          9/17/97             3,000             24.00
          9/17/97            12,000             24.25
          9/17/97             2,000             24.375
          9/17/97             3,000             24.50
          9/17/97             4,600             24.625

     ____________________________

     (1)  Exclusive of commissions.

     (2) Acquired from Tim L. Traff in an off market transaction at Mr. Traff's cost.

     (3) Acquired from Richard J. Heckmann in an off market transaction at Mr. Heckmann's cost.

     (4) Acquired from James E. Clark in an off market transaction at Mr. Clark's cost.


               To the best knowledge of the Reporting Person, none of the persons listed on Appendix A has effected any transactions in the Securities during the past 60 days except as set forth herein:

                                                    PRICE PER                  PRICE PER
  NAME                  TRANSACTION   SHARES/ADSs   SHARE/ADSs   SHARES/ADSs   SHARE/ADSs
                            DATE       ACQUIRED       (US$)      DISPOSED OF      (US$)
                        -----------   -----------   ----------   -----------   -----------
  James E. Clark        07/25/97                                    5,000         29.50
                        08/19/97         5,000        19.75
                        09/12/97(1)                                 5,000         19.75

  Tim L. Traff          08/01/97         5,000        27.06
                        08/01/97           200        26.56
                        08/04/97         5,000        27.31
                        09/12/97(1)                                10,200         27.17

  Richard J. Heckmann   08/19/97         5,000        20.38
                        09/12/97(1)                                 5,000         20.38

  _________________________

  (1)  Sold to Parent in an off market transaction.


               (d)  Not applicable.

               (e)  Not applicable.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The Reporting Person does not have any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Company.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               Not applicable.





                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 26, 1997

                                 UNITED STATES FILTER CORPORATION

                                 /s/ Damian C. Georgino
                                 _________________________________
                                 Damian C. Georgino
                                 Senior Vice President




                                 APPENDIX A

             INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                             OFFICERS OF PARENT

          1. Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Parent. The principal address of Parent and, unless otherwise indicated below, the current business address for each individual listed below is 40-004 Cook Street, Palm Desert, California, 92211. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with Parent. Directors are identified by an asterisk.

     NAME AND CURRENT              PRESENT PRINCIPAL OCCUPATION
     BUSINESS ADDRESS              OR EMPLOYMENT

     Richard J. Heckmann*          Mr. Heckmann was elected Chairman
                                   of the Board of Directors, Chief
                                   Executive Officer and President of
                                   the Parent on July 16, 1990.

     James E. Clark*               Mr. Clark is a consultant and a
     24412 Park Granada            private investor and is also Chair-
     Calabasas, CA  91302          man of Asian-American Communication
                                   Company, Inc.

     John L. Diederich*            Mr. Diederich is a director of
     1220 S. Negley Avenue         Continental Mills, Inc. and a
     Pittsburgh, PA  15217         trustee of Shadyside Hospital.

     Robert S. Hillas*             Mr. Hillas is a Managing Director
     466 Lexington Avenue          of E.M. Warburg, Pincus & Co., LLC.
     New York, NY 10017-3147

     Arthur B. Laffer*             Dr. Laffer is the Chairman and
     5405 Morehouse Drive          Chief Executive Officer of A.B.
     San Diego, CA  92121          Laffer, V.A. Canto & Associates, an
                                   economic research and financial
                                   firm and is also Chairman of
                                   Calport Asset Management, Inc., a
                                   money management firm.

     Dr. Alfred E. Osborne, Jr.*   Dr. Osborne is Director of the
                                   Harold Price Center for
                                   Entrepreneurial Studies and
                                   Associate Professor of Business
                                   Economics at the John E. Anderson
                                   Graduate School of Management at
                                   UCLA.

     J. Danforth Quayle*           Mr. Quayle is Chairman of Circle
                                   Investors, Inc. (a private
                                   financial services and insurance
                                   holding company), and BBC, Inc. (a
                                   private company through which he
                                   operates certain of his personal
                                   business interests).

     Michael J. Reardon*           Mr. Reardon is Executive Vice
                                   President of the Parent.

     Nicholas C. Memmo             Mr. Memmo is Executive Vice
                                   President--Process Water of the
                                   Parent.

     C. Howard Wilkins, Jr.*       Mr. Wilkins is a director of
     302 N. Rock Road              Parent.
     Wichita, KS 67206

     Thierry Reyners(1)            Mr. Reyners is Executive Vice
                                   President--European Group.

     Andrew D. Seidel              Mr. Seidel is Executive Vice
                                   President--Wastewater Group.

     Harry K. Hornish, Jr.         Mr. Hornish is Executive Vice
                                   President--Distribution Group.

     Kevin L. Spence               Mr. Spence is Senior Vice President
                                   and Chief Financial Officer of
                                   Parent.

     Damian C. Georgino            Mr. Georgino is Senior Vice
                                   President, General Counsel and
                                   Corporate Secretary of the Parent.

     Tim L. Traff                  Mr. Traff is a Senior Vice
                                   President of the Parent.

     John S. Swartley              Mr. Swartley is Senior Vice
                                   President--Corporate Development.

     James W. Dierker              Mr. Dierker is Vice President,
                                   Controller and Treasurer of the
                                   Parent.

     Michael E. Hulme, Jr.         Mr. Hulme is Assistant General
                                   Counsel and Assistant Secretary of
                                   the Parent.
     ___________________

     (1)  French citizen.